[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 17, 2013

Christian Sandoe Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Strategic Opportunities Fund File Nos. 333-190872 and 811-21982

Dear Mr. Sandoe:

Guggenheim Strategic Opportunities Fund (the “Fund”)  has received the Staff’s comment letter, dated September 26, 2013, regarding the registration statement on Form N-2 filed by the Fund on August 28, 2013 (the “Registration Statement”).  We have considered the comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

General

Comment 1
To the extent the prospectus refers to any legal authority, please confirm that the authority is identified in the disclosure (e.g., the Investment Company Act of 1940 (“1940 Act”)), and that an explanation of what is permitted under the authority also is included in the text or revise the disclosure accordingly. For example, the “Investment Funds” paragraph within the “Prospectus Summary” indicates that the 1940 Act, “generally limits a registered investment company’s investments in other investment companies to 10% of its total assets. However, pursuant to certain exemptions set forth in the 1940 Act and the rules and regulations promulgated thereunder and/or in accordance with the terms of exemptive relief obtained by certain other investment companies in which the Fund may seek to invest, the Fund may invest in excess of this limitation provided that certain conditions are met. The Fund will invest in private investment funds only to the extent permitted by applicable rules, regulations and interpretations of the SEC and NYSE.”

Response 1	The Fund has reviewed disclosure throughout the Prospectus and has revised disclosure as requested to identify applicable legal authority, as necessary.

Securities and Exchange Commission
October 17, 2013

Prospectus—Prospectus Summary—Investment Funds

Comment 2
This section indicates that the Fund, “[a]s an alternative to holding investments directly, . . may also obtain investment exposure to Income Securities and Common Equity Securities by investing in other investment companies, including . . . private investment funds. . .. (Emphasis added.) Please revise the disclosure to clarify the legal status of these “private investment funds.” In particular, disclose whether they qualify as excluded from the definition of “investment company” under Sections 3(c)(5)(C), 3(c) (1), or 3(c)(7) of the 1940 Act. Indicate in that disclosure the maximum percentage the Fund may invest in hedge funds (i.e., expressed as a percentage of the Fund’s total assets). Please be aware that to date, the staff has only permitted mutual funds to invest up to 15% of their total assets in hedge funds. Finally, confirm that the registration statement discloses all of the risks related to investing in private investment funds or revise the disclosure accordingly. In addition, please disclose in plain English, that private investment funds are commonly referred to as hedge funds.

Response 2
The Fund notes that the Prospectus discloses that the Fund will invest in private investment funds only to the extent permitted by applicable rules, regulations and interpretations of the SEC and NYSE.  Based on the Fund’s understanding of current interpretations of the NYSE, the Fund is precluded from investing in private investment funds.  Therefore, the Fund has no present intention to invest in such funds.  The Fund has added disclosure to the Prospectus to state that the Fund has no present intention to invest in private investment funds, commonly referred to as hedge funds.  The Fund respectfully submits that including further disclosure regarding such private investment funds would therefore be unnecessary.

Supplementally, the Fund notes that the Fund may invest in other types of issuers, which are discussed elsewhere in the Fund’s Prospectus and Statement of Additional Information, that may rely on various exemptions from the definition of “investment company” under the 1940 Act.  For example, the Fund may invest in REITs and collateralized mortgage obligations, which may rely on exemptions under Section 3(c)(5)(C) of the 1940 Act, and structured finance securities, including asset backed securities and collateralized debt obligations, the issuers of which may rely on various exemptions from the definition of “investment company.”   The Fund believes that the principal risks associated with the Fund’s investments in such issuers have been disclosed in the Registration Statement.

Prospectus—Prospectus Summary—Derivative Transactions

Comment 3	Please confirm that the Fund’s’ derivatives disclosure is consistent with the SEC staff’s guidance as articulated in Barry Miller’s letter to the

Securities and Exchange Commission
October 17, 2013

Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). In particular, please confirm that all material aspects of the derivatives in which the Fund may invest are disclosed in the prospectus, including why and when the Fund will invest in derivatives and all related risks, or revise the text accordingly.

Response 3
In drafting disclosure regarding derivative transactions in the Fund’s Prospectus and Statement of Additional Information, the Fund has been mindful of the staff’s views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Prospectus—Prospectus Summary—Government Sponsored Investment Programs

Comment 4
Please confirm to the staff that currently, the Fund is not investing in any U.S. government sponsored investment programs and that should the Fund begin to invest in any such program, it will amend the prospectus, as required to reflect that investment strategy.

The Fund confirms that the Fund is not currently investing in any U.S. government sponsored investment programs.  Should the Fund begin to invest in any such program, it will provide shareholders with disclosure of any material changes in the Fund’s investment objectives or policies or material changes in the principal risk factors associated with investment in the Fund as a result of such investments, through information contained in the annual report to shareholders, in accordance with Rule 8b-16 under the 1940 Act, and/or amendments or supplements to the Prospectus, as applicable.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

Securities and Exchange Commission
October 17, 2013

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

In response to your comments, the Fund has made consistent revisions throughout the Registration Statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

The Fund believes that the responses set forth herein adequately address your comments in your letter dated September 26, 2013. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about the date hereof.

Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

The Fund does not intend to omit information from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.   The Registration Statement is a “shelf” registration statement, which relates to Common Shares of the Fund that may be sold on a continuous or delayed basis.  Therefore, a prospectus supplement relating to an offering by the Fund occurring after the effectiveness of the Registration Statement may omit information pursuant to Rule 430B under the Securities Act.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your Registration Statement.

The Fund has not submitted and does not intend to submit a no-action letter or exemptive application in connection with the Registration Statement. The Fund notes that the Fund’s investment adviser has submitted an application for an exemptive order pursuant to Section 6(c) of the 1940 Act for exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit funds in the fund complex to distribute capital gains more frequently than once every twelve months.  Although the Fund does not currently require exemptive relief to implement its distribution policy and therefore does not currently intend to rely upon the order, the applicants have requested that the order apply to all funds advised by the investment adviser, including the Fund, who choose to adopt a managed distribution policy in accordance with the order.

Securities and Exchange Commission
October 17, 2013

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Fund is advised of the requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The persons who are responsible for the accuracy and adequacy of the disclosure in the Registration Statement have reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman